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                             April 26, 2021

       Frank Magliochetti
       Chief Executive Officer
       ClickStream Corp
       8549 Wilshire Boulevard Suite 2181
       Beverly Hills, CA 90211

                                                        Re: ClickStream Corp
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed April 2, 2021
                                                            File No. 024-11475

       Dear Mr. Magliochetti:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2021 letter.

       Amendment No. 1 to Form 1-A

       Description of Our Business
       New Business, page 18

   1. We note your response to prior comment 1. Please tell us how you considered the contingent
consideration (   earn-outs   ) in the Rebel Blockchain, Inc. acquisition in
your
                                                        determination of the
significance for this transaction. Refer to ASC 805-30-25-5 to 25-7.
 Frank Magliochetti
FirstName   LastNameFrank Magliochetti
ClickStream   Corp
Comapany
April       NameClickStream Corp
       26, 2021
April 226, 2021 Page 2
Page
FirstName LastName
2. We note your response to prior comment 2. Please revise your disclosure to clarify that when acquired, Rebel Blockchain had nominal assets and limited operations and provide balancing disclosure highlighting why you believe you will be able to launch the platform in "mid-2021" and that there is no guarantee that the Nifter platform will be completed as anticipated. In addition, as you note in your response letter, revise your disclosure to clarify that the company does not believe that the business of Rebel Blockchain will be material to the company with respect to revenues or assets.
Notes to Consolidated Financial Statements
Note 11. Subsequent Events, page 60

3. Please revise to include a discussion of the $300,000 secured loan advanced to Rebel
         Blockchain, Inc. in your subsequent events footnote disclosures. Refer to ASC 855-10-
         50-2.
4. Your response to prior comment 3 refers to additional shares issued from those referenced in the Offering circular. Please revise to ensure that any issuances subsequent to the date of the most recent balance sheet are appropriately disclosed in your subsequent events footnotes.
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney,
(202) 551-3334 or Jan Woo, Legal Branch Chief, at (202)-551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      David Ficksman